EXHIBIT 12.1

Alpha Natural Resources, Inc
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Earnings:
Income from continuing operations before income taxes	$70,761	$11,917	$189,414	$30,438
Adjustments:
Fixed charges	7,750	10,844	50,113	33,139
Loss from equity investees	35	71	539	108
Amortization of capitalized interest	48	21	140	50
Capitalized interest	(271)	(168)	(537)	(920)
	$78,323	$22,685	$239,669	$62,815

Fixed Charges:
Interest expense	$6,995	$10,170	$33,594	$30,214
Loss on early extinguishment of debt	33	-	14,702	-
Portion of rental expense representative of interest	451	506	1,280	2,005
Capitalized interest	271	168	537	920
	$7,750	$10,844	$50,113	$33,139

Ratio of earnings to fixed charges	10.11	2.09	4.78	1.90